FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of January 2010

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc. (Registrant) Date: January 13, 2010 Form 6-K	By: Amelie Laliberté Name:Amélie Laliberté Title: Management Investor Relations

EXHIBIT INDEX

Description
Exhibit 1 Exhibit 2 Exhibit 3 Exhibit 4
Third Quarterly Report 2010
Management’s Discussion And Analysis For the nine-month period Ended november 30, 2009
Form 52-109 F2 Certification of interim Filings CEO
Form 52-109 F2 Certification of interim Filings CFO